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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

TVX GOLD INC.

(Translation of registrant’s name into English)

Suite 1200, 220 Bay Street
Toronto, Ontario M5J 2W4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Index on Page 2 of 5.

INDEX
MATERIAL CHANGE REPORT
SIGNATURES

INDEX

Items Furnished Under Cover of Form 6-K

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MATERIAL CHANGE REPORT

Subsection 75(2) of the Securities Act (Ontario)
and equivalent sections in the securities acts of each of the other provinces of Canada

1.	Reporting Issuer

TVX Gold Inc. 220 Bay Street, Suite 1200 Toronto, Ontario M5J 2W4

2.	Date of Material Change

January 23, 2003

3.	Publication of Material Change

Press Release issued at Toronto, Ontario, on January 23, 2003

4.	Summary of Material Change

The Ontario Superior Court of Justice has ruled today that the proposed business combination with Kinross Gold Corporation and Echo Bay Mines Ltd. does not trigger any purported rights of first refusal by the Alpha Group with respect to TVX’s Greek assets.

5.	Full Description of Material Change

The Ontario Superior Court of Justice has ruled today that the proposed business combination with Kinross Gold Corporation and Echo Bay Mines Ltd. does not trigger any purported rights of first refusal by the Alpha Group with respect to TVX’s Greek assets. Upon receipt of the decision, the Alpha Group withdrew its motion to require TVX to disclose the allocation of valuation of TVX’s assets pursuant to the business combination and to any injunctive relief. As previously announced, TVX’s special meeting of shareholders will be held on January 31, 2003. If the shareholders of Kinross, Echo Bay and TVX vote in favour of the proposed business combination at their respective meetings, approval of the combination will be sought on January 31, 2003 from the Ontario Superior Court of Justice, with a proposed effective date of January 31, 2003.

As previously announced, TVX's special meeting of shareholders will be held on January 31, 2003. If the shareholders of Kinross, Echo Bay and TVX vote in favour of the proposed business combination at their respective meetings, approval of the combination will be sought on January 31, 2003 from the Ontario Superior Court of Justice, with a proposed effective date of January 31, 2003.

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6.	Reliance on Subsection 75(3) of the Securities Act (Ontario) and similar provisions of applicable securities laws

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officer

For further information contact R. Gregory Laing, General Counsel, Vice President and Corporate Secretary of TVX Gold Inc., (416) 941-0141 or glaing@tvxgold.com.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 23nd day of January, 2003.

TVX GOLD INC

Per:	/s/ R. GREGORY LAING R. Gregory Laing General Counsel, Vice President and Corporate Secretary

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TVX GOLD INC.

Dated: January 24, 2003	By:	/s/ R. GREGORY LAING R. Gregory Laing General Counsel, Vice President and Corporate Secretary

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